October 24, 2024

Haicheng Xu
Chief Executive Officer
Decent Holding Inc.
4th Floor & 5th Floor North Zone, Dingxin Building
No. 106 Aokema Avenue
Laishan District, Yantai, Shandong Province
People   s Republic of China 264600

       Re: Decent Holding Inc.
           Registration Statement on Form F-1
           Filed October 4, 2024
           File No. 333-282509
Dear Haicheng Xu:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 17, 2024 letter.

Registration Statement on Form F-1
Prospectus Summary
Risk Factors Summary, page 8

1. We note that you revised your "Risk Factors Summary," and in part removed a risk factor from "Risks Related to Doing Business in the PRC" found on page 37 entitled
       "[w]e may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection..." In light of recent events indicating greater oversight by the Cyberspace Administration of China
(CAC) over
       data security, particularly for companies seeking to list on a foreign exchange, please include this risk factor in your risk factor summary. See Item 105(b) of Regulation S-
       K.
 October 24, 2024
Page 2

Risk Factors
Risks Related to Our Business and Industry, page 19

2. For the six months ended April 30, 2024, you disclose within MD&A on page 67 that the revenue from wastewater treatment service witnessed a dramatic decrease to
       $491,991 from $2,401,638 for the six months ended April 30, 2023, with a reduction
       of 79.51%, primarily due to the completion of the company   s major
customer   s
       wastewater treatment investment and construction during the last fiscal year, and there was no new demand from the major customer. If your revenues for wastewater treatment services are tied to construction projects, please disclose the risks to your business from this potentially episodic revenue source.
Capitalization, page 56

3. Please revise your capitalization table to reflect the amount of cash as of April 30,
       2024 (Actual) and in the pro forma columns giving effects to the sale of 1,500,000
       Ordinary Shares at an assumed initial public offering price of $4.25 per share under both scenarios of no allotment and full allotment exercised by your underwriter.
Dilution, page 57

4. We refer to the table summarizing, on a pro forma basis as of October 31, 2023, the differences between existing shareholders and the new investors with respect to the number of Ordinary Shares to be purchased in the Initial Public Offering. Please clarify why total considerations paid by the new investors is in the amount of
       $6,000,000 rather than $6,375,000, assuming sale of 1,500,000 Ordinary Shares in this offering at an assumed initial public offering price of $4.25 per share. Revise your disclosures as appropriate.
Exhibits

5. Please revise your legal opinion in Exhibit 5.1 to include counsel's opinion on the number of shares to be issued, including the exercise of the overallotment. For example, the first paragraph of your opinion refers to 1,500,000 ordinary shares;
       however, you have also granted to the underwriters an option to purchase up to
       225,000 additional Ordinary Shares.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 October 24, 2024
Page 3

       Please contact Joanna Lam at 202-551-3476 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Kevin Dougherty at 202-551-3271 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   Yarona Yieh